SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

SOAPSTONE NETWORKS INC.

(Name of Issuer)

Common Stock, $0.0001 Par Value

(Title of class of securities)

833570 104

(CUSIP number)

Mark Nelson

275 Long Ranch Road

St. Helena, CA 94574

(707) 738-8941

With a copy to:

Steven Della Rocca, Esq.

David Kurzweil, Esq.

Latham & Watkins LLP

885 Third Avenue

New York, NY 10022-4834

(212) 906-1200

(Name, address and telephone number of person authorized to receive notices and communications)

October 1, 2008

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 15 Pages)

CUSIP No. 833570 104	13D	Page 2 of 15

1	NAME OF REPORTING PERSON: Mark Nelson and Dana Johnson, Joint Tenants with the Right of Survivorship
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER: 1,289,498
8 SHARED VOTING POWER: 0
9 SOLE DISPOSITIVE POWER: 1,289,498
10 SHARED DISPOSITIVE POWER: 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 1,289,498*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 8.7% (based on the number of shares of Common Stock outstanding as of July 29, 2008)
14	TYPE OF REPORTING PERSON: IN

*	Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Mark Nelson and Dana Johnson that they are the beneficial owners of any of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed. 1,289,498 of such shares of common stock are owned by the Cantus Foundation (the “Foundation”), of which Mr. Nelson and Ms. Johnson are directors. The Foundation was created and funded solely by Mr. Nelson and Ms. Johnson. Mr. Nelson and Ms. Johnson have no direct pecuniary interest in the Foundation, but control the investment decisions of the Foundation.

CUSIP No. 833570 104	13D	Page 3 of 15

1	NAME OF REPORTING PERSON: Mithras Capital, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER: 0
8 SHARED VOTING POWER: 0
9 SOLE DISPOSITIVE POWER: 0
10 SHARED DISPOSITIVE POWER: 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 0*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0% (based on the number of shares of Common Stock outstanding as of July 29, 2008)
14	TYPE OF REPORTING PERSON: PN

*	Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Mithras Capital, LP (the “Partnership”), of which Mark Nelson and Dana Johnson, as trustees of the Mark Nelson and Dana Johnson Revocable Trust dated November 17, 2005, and Janet Pagano are the general partners (collectively, the “General Partners”), that it is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No. 833570 104	13D	Page 4 of 15

1	NAME OF REPORTING PERSON: Janet Pagano
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER: 45,000
8 SHARED VOTING POWER: 0
9 SOLE DISPOSITIVE POWER: 45,000
10 SHARED DISPOSITIVE POWER: 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 45,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.3% (based on the number of shares of Common Stock outstanding as of July 29, 2008)
14	TYPE OF REPORTING PERSON: IN

Item 1.	Security and Issuer

This statement on Schedule 13D relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Soapstone Networks Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 296 Concord Road, Billerica, MA 01821.

Item 2.	Identity and Background

(a) This Schedule 13D is being filed jointly on behalf of the following persons (collectively, the “Reporting Persons”): (1) Mark Nelson on behalf of Mark Nelson and Dana Johnson, (2) the Partnership and (3) Janet Pagano. The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. The agreement among the Reporting Persons to file as a group (the “Joint Filing Agreement”) is attached hereto as Exhibit 1.

(b) Mark Nelson’s and the Partnership’s residence address is 1481 Sage Canyon Road, St. Helena, CA 94574. Janet Pagano’s residence address is 1513 Tainter Street, St. Helena, CA 94574.

(c) The Reporting Persons’ are principally engaged in the business of investment in securities.

(d) and (e)

During the last five years, none of the Reporting Persons have been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) United States citizens.

Item 3.	Source and Amount of Funds or Other Consideration.

Personal funds in the amount of $4,602,979.

Item 4.	Purpose of Transaction

The shares of Common Stock purchased by the Reporting Persons have been acquired for investment purposes. The Reporting Persons believe the Common Stock represents an attractive investment opportunity at this time. The Reporting Persons may make additional purchases of Common Stock either in the open market or in private transactions, depending on the Reporting Persons’ evaluation of the Issuer’s business, prospects and financial condition, the market for the Common Stock, other opportunities available to the Reporting Persons, general economic conditions, money and stock market conditions, and other future developments.

(Page 5 of 15 Pages)

Except as otherwise indicated in this Item 4, the Reporting Persons have no present plans or proposals with respect to the Issuer that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a) Mark Nelson and Dana Johnson, together with the Foundation, own 1,289,498 shares of Common Stock equivalent to approximately 8.7% of the Common Stock. Janet Pagano owns 45,000 shares of Common Stock equivalent to approximately 0.3% of the Common Stock.

(b) Mark Nelson and Dana Johnson have the sole power to direct the vote of and sole power to direct the disposition of all shares owned by the Foundation. The General Partners have the sole power to direct the vote of and sole power to direct the disposition of all shares owned by the Partnership. Janet Pagano has the sole power to direct the vote of and sole power to direct the disposition of all shares owned by Ms. Pagano.

(c) The transactions in the Common Stock that were effected by the Reporting Persons, in the open market by individual purchases, during the past 60 days were the following:

(i)	Purchase by the Partnership of 11,845 shares at $3.96 per share on July 10, 2008;

(ii)	Purchase by the Partnership of 211,166 shares at $4.40 per share on July 11, 2008;

(iii)	Sale by the Partnership of 16,635 shares at $4.52 per share on July 17, 2008;

(iv)	Sale by the Partnership of 206,376 shares at $4.52 per share on July 18, 2008;

(v)	Purchase by the Partnership of 500 shares at $4.03 per share on August 7, 2008;

(vi)	Purchase by the Partnership of 19,200 shares at $4.01 per share on August 14, 2008;

(vii)	Purchase by the Partnership of 3,629 shares at $4.01 per share on August 15, 2008;

(viii)	Purchase by the Partnership of 200 shares at $4.05 per share on August 18, 2008;

(Page 6 of 15 Pages)

(ix)	Purchase by the Partnership of 7,014 shares at $3.88 per share on September 4, 2008;

(x)	Sale by the Partnership of 3,129 shares at $3.86 per share on September 4, 2008;

(xi)	Sale by the Partnership of 1,600 shares at $3.78 per share on September 5, 2008;

(xii)	Sale by the Partnership of 2,600 shares at $3.79 per share on September 8, 2008;

(xiii)	Purchase by the Foundation of 100 shares at $3.94 per share on September 8, 2008;

(xiv)	Sale by the Partnership of 2,214 shares at $3.72 per share on September 9, 2008;

(xv)	Short sale by the Partnership of 4,000 shares at $3.76 per share on September 9, 2008;

(xvi)	Sale by the Partnership of 3,200 shares at $3.62 per share on September 11, 2008;

(xvii)	Purchase by the Foundation of 49,900 shares at $3.79 per share on September 11, 2008;

(xviii)	Purchase by the Foundation of 2,700 shares at $3.82 per share on September 12, 2008;

(xix)	Sale by the Foundation of 21,200 shares at $3.79 per share on September 12, 2008;

(xx)	Purchase by the Partnership of 34,600 shares at $3.84 per share on September 12, 2008;

(xxi)	Purchase to cover short sale by the Partnership of 4,000 shares at $3.77 per share on September 12, 2008;

(xxii)	Sale by the Foundation of 7,601 shares at $3.70 per share on September 15, 2008;

(xxiii)	Purchase by the Partnership of 30,166 shares at $3.82 per share on September 15, 2008;

(xxiv)	Sale by the Partnership of 300 shares at $3.60 per share on September 15, 2008;

(Page 7 of 15 Pages)

(xxv)	Short sale by the Partnership of 1,500 shares at $3.74 per share on September 15, 2008;

(xxvi)	Purchase to cover short sale by the Partnership of 1,500 shares at $3.72 per share on September 15, 2008;

(xxvii)	Purchase by the Partnership of 13,637 shares at $3.76 per share on September 16, 2008;

(xxviii)	Sale by the Foundation of 100 shares at $3.65 per share on September 16, 2008;

(xxix)	Purchase by the Foundation of 38,947 shares at $3.73 per share on September 17, 2008;

(xxx)	Sale by the Foundation of 1,000 shares at $3.73 per share on September 17, 2008;

(xxxi)	Sale by the Partnership of 3,500 shares at $3.69 per share on September 17, 2008;

(xxxii)	Short sale by the Partnership of 400 shares at $3.66 per share on September 17, 2008;

(xxxiii)	Purchase to cover short sale by the Partnership of 400 shares at $3.73 per share on September 17, 2008;

(xxxiv)	Purchase by the Partnership of 84,534 shares at $3.71 per share on September 18, 2008;

(xxxv)	Purchase by the Foundation of 26,734 shares at $3.73 per share on September 18, 2008;

(xxxvi)	Sale by the Partnership of 4,100 shares at $3.75 per share on September 18, 2008;

(xxxvii)	Sale by the Foundation of 34,200 shares at $3.69 per share on September 18, 2008;

(xxxviii)	Purchase by the Partnership of 15,719 shares at $3.77 per share on September 19, 2008;

(xxxix)	Sale by the Partnership of 11,100 shares at $3.72 per share on September 19, 2008;

(xl)	Short sale by the Partnership of 10,000 shares at $3.80 per share on September 19, 2008;

(Page 8 of 15 Pages)

(xli)	Purchase to cover short sale by the Partnership of 3,500 shares at $3.72 per share on September 19, 2008;

(xlii)	Purchase by Janet Pagano of 50,000 shares at $3.68 per share on September 22, 2008;

(xliii)	Purchase by the Partnership of 128,339 shares at $3.72 per share on September 22, 2008;

(xliv)	Sale by the Partnership of 26,640 shares at $3.67 per share on September 22, 2008;

(xlv)	Short sale by the Partnership of 9,300 shares at $3.69 per share on September 22, 2008;

(xlvi)	Purchase to cover short sale by the Partnership of 15,800 shares at $3.71 per share on September 22, 2008;

(xlvii)	Purchase by the Foundation of 87,120 shares at $3.85 per share on September 23, 2008;

(xlviii)	Sale by the Foundation of 41,400 shares at $3.88 per share on September 23, 2008;

(xlix)	Purchase by the Partnership of 303,544 shares at $3.86 per share on September 23, 2008;

(l)	Sale by the Partnership of 38,500 shares at $3.85 per share on September 23, 2008;

(li)	Short sale by the Partnership of 89,200 shares at $3.91 per share on September 23, 2008;

(lii)	Purchase to cover short sale by the Partnership of 71,800 shares at $3.93 per share on September 23, 2008;

(liii)	Purchase by the Partnership of 5,300 shares at $3.81 per share on September 24, 2008;

(liv)	Sale by the Partnership of 7,000 shares at $3.86 per share on September 24, 2008;

(lv)	Short sale by the Partnership of 892 shares at $3.87 per share on September 24, 2008;

(lvi)	Purchase to cover short sale by the Partnership of 18,292 shares at $3.88 per share on September 24, 2008;

(Page 9 of 15 Pages)

(lvii)	Purchase by the Partnership of 142,915 shares at $3.91 per share on September 25, 2008;

(lviii)	Sale by the Partnership of 4,600 shares at $3.77 per share on September 25, 2008;

(lix)	Short sale by the Partnership of 21,200 shares at $3.90 per share on September 25, 2008;

(lx)	Purchase to cover short sale by the Partnership of 8,800 shares at $3.85 per share on September 25, 2008;

(lxi)	Purchase by the Foundation of 19,700 shares at $3.91 per share on September 26, 2008;

(lxii)	Sale by the Foundation of 42,600 shares at $3.80 per share on September 26, 2008;

(lxiii)	Purchase by the Partnership of 19,500 shares at $3.83 per share on September 26, 2008;

(lxiv)	Sale by the Partnership of 800 shares at $3.68 per share on September 26, 2008;

(lxv)	Short sale by the Partnership of 9,300 shares at $3.77 per share on September 26, 2008;

(lxvi)	Purchase to cover short sale by the Partnership of 21,700 shares at $3.81 per share on September 26, 2008;

(lxvii)	Purchase by the Foundation of 25,000 shares at $3.61 per share on September 29, 2008;

(lxviii)	Sale by the Foundation of 77,100 shares at $3.38 per share on September 29, 2008;

(lxix)	Purchase by the Partnership of 103,554 shares at $3.52 per share on September 29, 2008;

(lxx)	Sale by the Partnership of 58,700 shares at $3.41 per share on September 29, 2008;

(lxxi)	Short sale by the Partnership of 379,187 shares at $3.36 per share on September 29, 2008;

(lxxii)	Purchase to cover short sale by the Partnership of 296,437 shares at $3.41 per share on September 29, 2008;

(Page 10 of 15 Pages)

(lxxiii)	Sale by the Partnership of 500 shares at $3.21 per share on September 30, 2008;

(lxxiv)	Short sale by the Partnership of 26,000 shares at $3.34 per share on September 30, 2008;

(lxxv)	Purchase by the Foundation of 950,608 shares at $3.27 per share on October 1, 2008;

(lxxvi)	Sale by the Foundation of 189,474 shares at $3.34 per share on October 1, 2008;

(lxxvii)	Sale by the Partnership of 743,868 shares at $3.21 per share on October 1, 2008;

(lxxviii)	Short sale by the Partnership of 40,400 shares at $3.22 per share on October 1, 2008;

(lxxix)	Purchase to cover short sale by the Partnership of 149,150 shares at $3.32 per share on October 1, 2008;

(lxxx)	Short sale by the Foundation of 31,000 shares at $3.40 per share on October 1, 2008;

(lxxxi)	Short sale by the Foundation of 33,000 shares at $3.55 per share on October 2, 2008;

(lxxxii)	Purchase by the Foundation of 252,786 shares at $3.50 per share on October 2, 2008;

(lxxxiii)	Sale by the Foundation of 55,200 shares at $3.44 per share on October 2, 2008;

(lxxxiv)	Short sale by the Foundation of 11,600 shares at $3.56 per share on October 3, 2008;

(lxxxv)	Purchase by the Foundation of 40,400 shares at $3.57 per share on October 3, 2008;

(lxxxvi)	Sale by the Foundation of 19,400 shares at $3.48 per share on October 3, 2008;

(lxxxvii)	Purchase to cover short sale by the Foundation of 33,100 shares at $3.51 per share on October 3, 2008;

(lxxxviii)	Sale by Janet Pagano of 5,000 shares at $3.35 per share on October 3, 2008;

(lxxxix)	Purchase by the Foundation of 351,810 shares at $3.46 per share on October 6, 2008;

(xc)	Short Sale by the Foundation of 62,143 shares at $3.24 per share on October 6, 2008;

(xci)	Sale by the Foundation of 135,454 shares at $3.24 per share on October 6, 2008;

(xcii)	Purchase to cover short sale by the Foundation of 13,500 shares at $3.28 per share on October 6, 2008;

(xciii)	Purchase by the Foundation of 121,354 shares at $3.70 per share on October 7, 2008;

(xciv)	Sale by the Foundation of 10,300 shares at $3.52 per share on October 7, 2008;

(xcv)	Short sale by the Foundation of 400 shares at $3.44 per share on October 7, 2008;

(xcvi)	Purchase to cover short sale by the Foundation of 60,543 shares at $3.57 per share on October 7, 2008;

(xcvii)	Sale by the Foundation of 11,500 shares at $3.42 per share on October 8, 2008;

(xcviii)	Short sale by the Foundation of 9,572 shares at $3.41 per share on October 8, 2008;

(xcix)	Purchase to cover short sale by the Foundation of 9,440 at $3.42 per share on October 8, 2008.

(Page 11 of 15 Pages)

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

None.

Item 7.	Materials to be Filed as Exhibits

(a) The Joint Filing Agreement.

(Page 12 of 15 Pages)

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 10, 2008

/s/ Mark Nelson
Mark Nelson

/s/ Janet Pagano
Janet Pagano

Mithras Capital, LP

By:	Mark Nelson
its General Partner

/s/ Mark Nelson
Mark Nelson

By:	Dana Johnson
its General Partner

/s/ Dana Johnson
Dana Johnson

By:	Janet Pagano
its General Partner

/s/ Janet Pagano
Janet Pagano

(Page 13 of 15 Pages)

JOINT FILING AGREEMENT

PURSUANT TO RULE 13d-1(k)(1)

The undersigned acknowledge and agree that the foregoing Statement on Schedule 13D with respect to the beneficial ownership by each of the undersigned of shares of Soapstone Networks Inc. is filed jointly on behalf of each of the undersigned and that all subsequent amendments to the Statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. This joint filing agreement may be included as an exhibit to such joint filing. Each of the undersigned acknowledges that each shall be responsible for the timely filing of such amendments with respect to information concerning such undersigned reporting person, and for the completeness and accuracy of the information concerning such undersigned reporting person, contained therein, but shall not be responsible for the completeness and accuracy concerning the others, except to the extent that such reporting person knows or has reason to believe that such information is inaccurate. This agreement may be executed in any number of counterparts and all of such counterparts taken together shall constitute one and the same instrument.

Date: October 6, 2008

/s/ Mark Nelson
Mark Nelson

/s/ Dana Johnson
Dana Johnson

/s/ Janet Pagano
Janet Pagano

Mithras Capital, LP

By:	Mark Nelson
its General Partner

/s/ Mark Nelson
Mark Nelson

By:	Dana Johnson
its General Partner

/s/ Dana Johnson
Dana Johnson

(Page 14 of 15 Pages)

By:	Janet Pagano
its General Partner

/s/ Janet Pagano
Janet Pagano

(Page 15 of 15 Pages)